The business combination described in this press release involve securities of Japanese companies. The business combination is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in Japan and some or all of their officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. GL Sciences Inc. and Techno Quartz Inc. assume no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

February 9, 2024

To Whom It May Concern:

Company:	GL Sciences Inc.
Representative:	Yoshihiro Nagami President
(Code: 7705, TSE Standard Market)

Contact:	Osamu Serizawa Director; Executive Senior Manager, Administrative Div. (Tel: +081-3-5323-6633)

Company:	Techno Quartz Inc.
Representative:	Ikunobu Sonoda President
(Code: 5217, TSE Standard Market)

Contact:	Toshihiro Asada Executive Officer, General Manager, Administrative Div. (Tel: +081-3-5354-8171)

Notice of Execution of Memorandum of Understanding on Management Integration of

GL Sciences Inc. and Techno Quartz Inc.

Through Establishment of a Joint Holding Company (Joint Share Transfer)

GL Sciences Inc. (“GL Sciences”) and Techno Quartz Inc. (“Techno Quartz”) hereby announce as follows that they have reached a basic agreement on establishing a joint holding company and integrating their management (the “Management Integration”) by way of a joint share transfer (the “Share Transfer”), and that they adopted a resolution to execute a memorandum of understanding on the Management Integration (the “MOU”) at their respective board of directors meetings held today, and thereafter executed the MOU.

1.	Background, Purpose and Method of Transitioning to the Management Integration by way of the Share Transfer
(1)	Background to Management Integration

　GL Sciences was established in 1968 for the manufacture and sales of gas chromatography column fillers and consumable parts. At present, GL Sciences principally engages in the development, manufacture and sales of gas/liquid chromatography equipment and consumable parts, etc. A stable demand for chromatography and other analytical instruments is expected to continue hereafter, in view of the use of such instruments in a wide range of fields, including: food and beverages; pharmaceuticals; cosmetics and perfumeries; environmental (water quality, air, and soil); metals and mining; petrochemicals; energy; automobiles; and public research institutions. However, due to intensified competition expected in the future, GL Sciences is working on current tasks such as: seizing overseas markets where growth can be expected; strengthening its development capabilities to enable the timely supply of products; and making strategic investments to ensure sustainable growth.

　Techno Quartz was established in 1976 as a subsidiary of GL Sciences, for the manufacture and sales of products for laboratory equipment. Subsequently, in 1978, it entered the field of quartz glass products for semiconductor manufacturing equipment, which has currently become its main business. While the semiconductor industry, to which Techno Quartz belongs, has a unique economic cycle known as the “silicon cycle,” the continuous expansion of the market has been recognized, owing to factors such as further digitalization based on the worldwide spread of smartphones and the explosive development of AI technologies. Currently, the semiconductor market has entered the adjustment phase and there is a sense of stagnation; nevertheless, the amount of data to be processed is expected to further increase in the future in connection with 5G communications, the Internet of Things (IoT), AI and deep learning, and the full-scale implementation of automated driving, and it is presumed that the trends toward increased demand for semiconductors will continue on a medium-to-long term basis.

　While economic activities are moving towards normalization in Japan as a result of COVID-19 having been reclassified as a Class 5 disease, the future prospects of the Japanese economy continue to be unclear, principally due to a deteriorated outlook for the global economy resulting from the prolonged situation in Russia and Ukraine, as well as inflation caused by soaring energy prices and the further weakening of the Japanese yen, and the business environment has greatly changed for both GL Sciences and Techno Quartz. In their business activities since their foundation, the GL Sciences and Techno Quartz have both preserved the common basic philosophy of: "fully demonstrating their social roles to the public; enhancing the value of their existence; bringing happiness to each of their employees; and maintaining and further developing their companies. " "A stockholder and a staff show the sociality sufficiently to society, and raise the existence value, and win prosperity of a staff individual and make maintenance of an enterprise and development be, and distribute the technology and the benefit obtained from there among society justly." In the difficult circumstances described above, both GL Sciences and Techno Quartz have identically come to recognize the need to build a solid management foundation that unites their corporate group more than ever and to combine their own respective strengths, in order to ensure sustainable growth for the group as a whole, and increase their corporate values and further contribute to the development of their stakeholders. It is for this reason that GL Sciences and Techno Quartz have reached the basic agreement on the Management Integration.

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(2)	Purpose of Management Integration

　As described in 1.(1) above, the two companies, namely: (a) GL Sciences, which has a diverse range of customers, is not easily affected by macro trends, and has a solid business foundation of stably supporting the group’s profits; and (b) Techno Quartz, which is expected to achieve further market growth and has established its status in a niche field, will act as the core of the corporate group, and each of these two companies, as well as the group as a whole, will strive to make further leaps forward and achieve increased corporate value. More specifically, the Management Integration is expected to enable the accomplishment of the following measures and effects:

(i)	Capturing growth opportunities through strengthened group strategy functions and optimized management resource allocation

　In the ever-changing environment surrounding GL Sciences and Techno Quartz, optimizing the allocation of management resources across the group is considered to be of the utmost importance in achieving a sustainable increase in corporate value continuing into the future. In view of the fact that GL Sciences and Techno Quartz have until now been making decisions on an independent footing, and the structure of the group, which has two mutually different companies as its members, namely, (a) GL Sciences, which has a stable business foundation, and (b) Techno Quartz, which is affected by the economic cycle known as the “silicon cycle,” room for improvement is recognized in terms of investment and optimal resource allocation to be made for the growth of the group as a whole. The Management Integration is therefore considered to enable the allocation of management resources in a manner that can achieve the growth of the group as a whole in line with the business characteristics of GL Sciences and Techno Quartz, as well as active investments in the fields of growth.

　More specifically, it is considered that consolidating investment-related functions in the joint holding company will principally enable centralized administration and the accumulation of know-how which is currently dispersed across the group, as well as the formulation of strategies based on the overview of the group as a whole, implementation of investments in accordance therewith, and efficient development of human resources having professional expertise. In addition to conventional organic growth, inorganic growth will also be pursued by means of mergers and acquisitions.

　Furthermore, with regard to the strengthening of human resources, which has specifically been an issue for Techno Quartz that has rapidly grown along with the increasing demand for semiconductors, the Management Integration will enable the assignment of personnel, with an eye focused on the strategies of the group as a whole, whereby human resource aspects will be reinforced in both business operations and administration, and it is considered that this will result in supporting the further growth of Techno Quartz.

　Moreover, the Management Integration is expected to not only contribute to the optimized allocation of management resources, but also to business synergies such as the following between GL Sciences and Techno Quartz, on a medium-to-long term basis: joint development using their related technologies; sales expansion through approaches to their common and new customers; and the strengthening of sales functions through their mutual use of business bases.

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(ii)	Improving management efficiency through the consolidation of administrative functions

Through the Management Integration, GL Sciences and Techno Quartz will have parallel positions under the umbrella of the joint holding company, and it is considered that this will allow for personnel exchanges, the engagement of various human resources, and career development opportunities, which could not be realized to date, as well as the further permeation of management philosophy, which the companies consider will enable the assignment of the right person to the right position across the group, and the achievement of improved operational efficiency and quality of the two companies as a result of their common functions being consolidated in the joint holding company.

　More specifically, the two companies are considering consolidating various operations such as: strategic operations in charge of company-wide strategies and resource allocations, etc.; administration operations in charge of managing general affairs, accounting, finance, investor relations, etc.; personnel operations in charge of recruitment, education, and training, etc.; IT operations in charge of IT research, the furtherance of digital transformation (DX), and the development of future system plans, etc. In addition, improving the efficiency and sophistication of such operations is not only expected to contribute to the strengthening of corporate functions and group governance, but also to the top-line synergy effects on a medium- to long-term basis, which will be achieved through the improved professionalism and productivity of the respective business divisions by freeing them from administrative work, as well as through activities such as further promoting sales and strengthening new product development capabilities.

(iii)	Maximizing value provided to stakeholders and expediting decision-making processes

　Under a holding company that has group strategy functions, GL Sciences and Techno Quartz will strive to increase the value to be provided to their stakeholders, including their shareholders, business partners and employees, by demonstrating synergies, and working toward the growth of the group as a whole.

　The issue of parent-subsidiary listing, which may create a structural conflict of interest, has been discussed as a corporate governance issue. With regard to the two companies mutually utilizing management resources, there is a recognized risk of certain restrictions or limitations arising in the future in their promoting such mutual utilization in a prompt and smooth manner, due to concerns about possible conflicts of interest between GL Sciences and Techno Quartz’s minority shareholders, as well as from the perspective of Techno Quartz securing independence. However, as a result of the Share Transfer, by causing the joint holding company to have the function of developing group-wide management strategies and thereby separating the development of management strategies from the execution thereof and delegating decision-making authority to GL Sciences and Techno Quartz concerning their business, as well as aligning interests within the group, GL Sciences and Techno Quartz consider that they can build a structure that allows them to pursue synergy effects through prompt decision-making and group-wide sharing of management resources.

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(3)	Method of transitioning to a holding company structure

GL Sciences and Techno Quartz will establish a joint holding company by way of a joint share transfer and will thereby transition to a holding company structure. As a result, GL Sciences and Techno Quartz will become the wholly-owned subsidiaries of such joint holding company to be established, and their shares will be delisted from the stock market. With regard to the shares of the joint holding company that are to be newly delivered to the shareholders of GL Sciences and Techno Quartz, a technical listing application is planned to be made to the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”), in order for such shares to be listed on the Tokyo Stock Exchange Standard Market. Accordingly, the planned policy is to substantially maintain the listing of the shares.

(4)	Governing body structure for the joint holding company

With regard to the governing body structure for the joint holding company, it has been agreed upon in the MOU that the joint holding company will be a company with an audit and supervisory committee.

(5)	Directors of the joint holding company

The joint holding company will have six (6) directors, including three (3) outside directors. Among the three (3) directors of the joint holding company (other than the outside directors), two (2) directors will be nominated by GL Sciences, and one (1) director will be nominated by Techno Quartz, respectively. In addition, among the three (3) outside directors of the joint holding company, two (2) outside directors will be nominated by GL Sciences, and one (1) outside director will be nominated by Techno Quartz, respectively. Furthermore, the joint holding company will have three (3) audit and supervisory board members, among which two (2) audit and supervisory board members (outside directors) will be nominated by GL Sciences, and one (1) audit and supervisory board member (outside director) will be nominated by Techno Quartz, respectively.

2.	Summary of the Share Transfer
(1)	Schedule for the Share Transfer
Board of directors meeting to approve the MOU (both companies)	Friday, February 9, 2024 (today)
Execution of the MOU (both companies)	Friday, February 9, 2024 (today)
Record date for annual meeting of shareholders (both companies)	Sunday, March 31, 2024 (Scheduled)
Resolution of board of directors meeting to approve the Integration Agreement and Share Transfer plan (both companies)	Mid-May 2024 (Scheduled)
Execution of the Integration Agreement and preparation of the Share Transfer plan (both companies)	Mid-May 2024 (Scheduled)
Annual meeting of shareholders to approve the Share Transfer plan (Techno Quartz)	Friday, June 21, 2024 (Scheduled)
Annual meeting of shareholders to approve the Share Transfer plan (GL Sciences)	Tuesday, June 25, 2024 (Scheduled)
Final trading date on the Tokyo Stock Exchange (both companies)	Thursday, September 26, 2024 (Scheduled)
Date of delisting from the Tokyo Stock Exchange (both companies)	Friday, September 27, 2024 (Scheduled)
Scheduled integration date (registration date of establishment of the joint holding company)	Tuesday, October 1, 2024 (Scheduled)
joint holding company Listing Date	Tuesday, October 1, 2024 (Scheduled)

* Shown above is the current schedule, which is subject to change through mutual consultation between GL Sciences and Techno Quartz, in the course of carrying out the procedures for the Share Transfer.

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(2)	Method of the Share Transfer

A joint share transfer will be conducted, pursuant to which GL Sciences and Techno Quartz will both become the “wholly-owned subsidiaries in the share transfer,” and the joint holding company to be newly established will become the “wholly-owning parent company in the share transfer.”

(3)	Details of allotment pertaining to the Share Transfer

	GL Sciences	Techno Quartz
Share transfer ratios	1.00	2.10

(Note	1) Detailed matters on the allotment of shares pertaining to the Share Transfer

It is planned that one (1) share of the joint holding company’s common stock will be delivered for each share of GL Sciences’ common stock and that two point one zero (2.10) shares of the joint holding company’s common stock will be delivered for each share of Techno Quartz, respectively. If, as a result of the Share Transfer, there is any fraction of less than one (1) share in the respective numbers of shares of the joint holding company’s common stock that are required to be delivered to the shareholders of GL Sciences or Techno Quartz, the amount corresponding to such fraction of less than one (1) share will be paid to the relevant shareholders in accordance with the provisions of Article 234 of the Companies Act and other related laws and regulations; provided, however, that the share transfer ratios specified above are subject to change through mutual consultation between the two companies, if there is any material change in any of the conditions forming the basis for the calculation thereof.

(Note	2) Number of new shares to be delivered by the joint holding company (planned): 18,379,751 shares of its common stock

The number of shares specified above is calculated based on GL Sciences’ total number of issued shares of 11,190,000 shares (as of December 31, 2023), and Techno Quartz’s total number of issued shares of 3,900,000 shares (as of December 31, 2023). As GL Sciences and Techno Quartz are respectively planning that, before the Share Transfer takes effect, they will cancel their treasury shares which are currently held or may hereafter be newly acquired by them, within the range of such treasury shares that can be cancelled in practice, it is not planned that the shares of the joint holding company will be allotted for the treasury shares respectively held by GL Sciences and Techno Quartz as of December 31, 2023 (GL Sciences: 930,224 shares; Techno Quartz: 33,345 shares); provided, however, that, as the numbers of treasury shares to be actually cancelled before the effective date of the Share Transfer have not yet been determined, the aforementioned number of new shares to be issued by the joint holding company is subject to change.

(4)	Handling of share options and bonds with share options issued by the companies that are to become wholly-owned subsidiaries

　Neither GL Sciences nor Techno Quartz has issued any share options or bonds with share options.

(5)	Payment of dividends by the two companies based on the record date preceding the establishment of the joint holding company

GL Sciences is planning to pay a dividend of 70 yen per share of its common stock to the shareholders and registered share pledgees of shares of GL Sciences’ common stock who are stated or recorded in its final shareholder register as of March 31, 2024, on the premise that a resolution to such effect will be adopted at its annual meeting of shareholders to be held on June 25, 2024.

Techno Quartz is planning to pay a dividend of 130 yen per share of its common stock to the shareholders and registered share pledgees of shares of Techno Quartz’s common stock who are stated or recorded in its final shareholder register as of March 31, 2024, on the premise that a resolution to such effect will be adopted at its annual meeting of shareholders planned to be held on June 21, 2024.

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(6)	Handling of treasury shares and the shares of the joint holding company that are to be allotted to GL Sciences and Techno Quartz

As GL Sciences and Techno Quartz are respectively planning that, before the Share Transfer takes effect, they will cancel their treasury shares which are currently held or may hereafter be newly acquired by them, within the range of such treasury shares that can be cancelled in practice, it is not planned that the shares of the joint holding company will be allotted for each company’s treasury shares; provided, however, that, due to the number of treasury shares to be actually cancelled before the effective date of the Share Transfer not yet having been determined, the aforementioned number of new shares to be issued by the joint holding company is subject to change.

In making the Share Transfer, as a result of the shares of the joint holding company being allotted to the shares of Techno Quartz held by GL Sciences (2,542,000 shares as of December 31, 2023) according to the relevant share transfer ratio, GL Sciences will be holding the shares of the joint holding company, which will become its wholly-owning parent company. However, on and after the effective date of the Share Transfer, such shares of the joint holding company, including those paid to the joint holding company as dividends in kind, will be disposed of at a reasonable timing in accordance with the provisions of the Companies Act. The method of such disposal will be announced as soon as it is determined.

3.	Grounds for Details of Allotment Pertaining to the Share Transfer
(1)	Grounds and reasons for details of allotment

To ensure the fairness of the share transfer ratio and other aspects of the Share Transfer, GL Sciences has appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”) as its financial advisor and third-party valuation institution, and TMI Associates as its legal advisor. Meanwhile, Techno Quartz has appointed Daiwa Securities Co., Ltd. (“Daiwa Securities”) as its financial advisor and third-party valuation institution, and City-Yuwa Partners as its legal advisor. Both companies have obtained valuation reports with regard to the share transfer ratio from their respective third-party valuation institutions as of February 8, 2024.

GL Sciences and Techno Quartz carefully examined the share transfer ratio upon comprehensively taking into consideration: (i) the calculation results and advice regarding the share transfer ratio that were provided by their respective financial advisors and third-party valuation institutions; (ii) the advice from their respective legal advisors; and (iii) the results of due diligence mutually conducted on one another, their respective financial conditions, business performance trends, share price trends, etc., in addition to having a series of negotiations and discussions, and ultimately reached the conclusion that the share transfer ratio described in 2. (3) above is appropriate, and agreed to the share transfer ratio in the Share Transfer at their respective board of directors meetings held today.

(2)	Matters relating to the valuation
(i)	Name of the valuation institutions and relationship with GL Sciences and Techno Quartz

Neither Mitsubishi UFJ Morgan Stanley Securities, as the valuation institution of GL Sciences, nor Daiwa Securities, as the valuation institution of Techno Quartz, is a related party of either GL Sciences or Techno Quartz or has any material interest that should be specifically noted in connection with the Share Transfer.

(ii)	Outline of calculation

Mitsubishi UFJ Morgan Stanley Securities has adopted and made calculations using: (a) the market stock price analysis on the grounds that the shares of the Companies are listed on a financial instruments exchange and their market stock prices are available; (b) the comparable peer company multiple analysis on the grounds that there exist multiple comparable listed peer companies with respect to both Companies and that the stock price is available for comparable peer company multiple analysis; and (c) the discounted cash flow analysis (“DCF Analysis”) in order to reflect the status of future business activities to the assessment.

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For the market stock price analysis, the closing price of the share price on the calculation base date on the Tokyo Stock Exchange and the simple average of the closing prices on the respective transaction dates for the respective periods of one (1) month prior to the calculation base date, three (3) months prior to the calculation base date and six (6) months prior to the calculation base date on the Tokyo Stock Exchange have been adopted with the calculation base date of February 8, 2024.

The calculation of prices using the DCF Analysis is based on various factors, such as the profits in the financial prospects and investment plans provided by the management of GL Sciences and Techno Quartz, all of which have been acknowledged by both Companies to be used for the purpose of the calculation, results of the due diligence conducted on GL Sciences and Techno Quartz and other information generally made available to the public. For the avoidance of doubt, the financial prospects of the Companies on which the calculations are based do not include those for fiscal years in which significant increases or decreases in profits are expected.

The results of the calculations under each of the above methods are as follows. The results of the calculations of the share transfer ratio below represent the results of the calculations of the number of common shares of the Joint Holding Company to be allotted for one common share of Techno Quartz where one common share of the Joint Holding Company is allotted for one common share of GL Sciences.

Adopted method	Calculation results of share transfer ratio
Market stock price analysis	1.90 to 2.08
Comparable peer company multiple analysis	1.62 to 2.43
DCF Analysis	1.55 to 2.90

(Note 1) The analysis by Mitsubishi UFJ Morgan Stanley Securities and the analysis of the underlying share transfer ratio are provided to the board of directors of GL Sciences for its reference only. Such analysis does not constitute a financial opinion or recommendation of Mitsubishi UFJ Morgan Stanley Securities or its affiliates, nor does it provide its approval of the Share Transfer, or an opinion or recommendation to the shareholders of GL Sciences or Techno Quartz regarding the transfer and acquisition of shares and the exercise of the shareholder rights, including the exercise of voting rights, or their consent to the Share Transfer or any other related matters. Mitsubishi UFJ Morgan Stanley Securities relies on the information that is already publicly available or any information provided by GL Science or Techno Quartz or otherwise obtained for the analysis and calculation of the share transfer ratio, assuming that such information is accurate and complete, and has not independently verified the accuracy and completeness thereof. Also, Mitsubishi UFJ Morgan Stanley Securities assume that the financial prospects reflect the best prospects and judgement currently available with respect to the future financial condition of GL Science and Techno Quartz and has been reasonably prepared and provided by the management of GL Science and Techno Quartz. Mitsubishi UFJ Morgan Stanley Securities has not made or obtained any independent assessment or appraisal of the assets and liabilities (including contingent liabilities) of GL Science, Techno Quartz or their affiliates, nor has it requested any third-party institution to value or appraise them. Mitsubishi UFJ Morgan Stanley Securities’ analysis is based on economic, financial, market, and other conditions as of the calculation base date of the share transfer ratio calculation report and on information available to Mitsubishi UFJ Morgan Stanley Securities as of such date. Although there is a possibility that an event occurring on or after the date may affect the basis on which the Mitsubishi UFJ Morgan Stanley Securities’ analysis and the share transfer ratio calculation report have been prepared, Mitsubishi UFJ Morgan Stanley Securities is not obligated to update, revise or reconfirm the share transfer ratio calculation report or its analysis. In addition, the preparation of the share transfer ratio calculation report and the underlying analysis therefor was a complex process and is not necessarily suitable for partial analysis or summary description. The valuation ranges based on the specific analysis described herein may not be considered as Mitsubishi UFJ Morgan Stanley Securities’ assessment of the actual value of GL Science or Techno Quartz.

Daiwa Securities, on the other hand, has adopted and made calculations using: (a) the market share price method, on the grounds that the shares of GL Sciences and Techno Quartz are listed on a financial instruments exchange and that their market share prices are therefore available; and (b) the discounted cash flow method (the “DCF Method") , in order to reflect the future status of business activities in the assessment.

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For the market share price method, the closing price of the share price on the calculation reference date on the Tokyo Stock Exchange and the simple average closing prices on the Tokyo Stock Exchange over the one (1) month, three (3) months and six (6) months periods prior to the calculation reference date have been adopted with the calculation reference date of February 8, 2024.

Under the DCF Method, the corporate value is evaluated by discounting future cash flows, etc. based on financial forecasts prepared by GL Sciences and Techno Quartz to the present value, using a certain discount rate. For the avoidance of doubt, the financial forecasts of the two companies which the calculations are based do not include those for fiscal years in which significant increases or decreases in profits are expected.

The results of the calculations under each of the methods above are as specified in the table below. The results of the calculations of the share transfer ratio specified below show the numbers of the joint holding company’s common stock to be allotted for each share of Techno Quartz’s common stock, where one (1) share of the joint holding company’s common stock is allotted for each share of GL Sciences’ common stock.

Adopted Methods	Share Transfer Ratio Calculation Results
Market share price method	1.90 to 2.08
DCF Method	1.72 to 2.41

(3)	Handling of expected delisting and the joint holding company’s listing application

GL Sciences and Techno Quartz are planning to conduct the initial listing of the shares of the newly established joint holding company on the Tokyo Stock Exchange. The listing date is scheduled for October 1, 2024. Furthermore, as GL Sciences and Techno Quartz will become wholly-owned subsidiaries of the joint holding company upon the Share Transfer, their shares are respectively planned to be delisted from the Tokyo Stock Exchange as of September 27, 2024, prior to the listing of the joint holding company. The actual delisting date will be determined pursuant to the relevant regulations of the Tokyo Stock Exchange.

(4)	Measures to ensure fairness

As GL Sciences is the controlling shareholder of Techno Quartz, and Techno Quartz is a subsidiary of GL Sciences, the Share Transfer constitutes a material transaction, etc. for Techno Quartz. Therefore, the following measures have been taken to ensure the fairness of the Share Transfer:

(i)	Obtaining valuation reports from independent third-party valuation institutions

To ensure the fairness and adequacy of the Share Transfer, as set out in 3.(1) above, GL Sciences appointed Mitsubishi UFJ Morgan Stanley Securities, and Techno Quartz appointed Daiwa Securities, respectively, as third-party valuation institutions independent of each such company, and received a share transfer ratio valuation report to form the basis for their agreement on the share transfer ratios to be used for the Share Transfer. It should be noted that neither of the two companies have obtained a written opinion (known as “a fairness opinion”) from their third-party valuation institutions to the effect that the share transfer ratios specified above are adequate for their respective shareholders from a financial perspective.

(ii)	Advice from independent law firms

To ensure the fairness and adequacy of the Share Transfer, GL Sciences appointed TMI Associates, and Techno Quartz appointed City-Yuwa Partners, respectively, as legal advisors independent of each such company, and they have been receiving legal advice from their legal advisors concerning matters such as the procedures for the Share Transfer, as well as the decision-making methods and process involved in the Share Transfer. Neither TMI Associates nor City-Yuwa Partners is a related party of either company, or has any material interest in the Management Integration that should be specifically stated.

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(5)	Measures to avoid conflicts of interest

As of December 31, 2023, GL Sciences holds 65.74% of Techno Quartz’s total number of issued shares (excluding its treasury shares). As GL Sciences is the controlling shareholder of Techno Quartz, and Techno Quartz is a subsidiary of GL Sciences, the Share Transfer constitutes a material transaction, etc., with a controlling shareholder for Techno Quartz. Therefore, the following measures have been taken to ensure the fairness of the Share Transfer:

(i)	Obtaining a written report from a special committee with no interest in Techno Quartz

In order to exercise care in Techno Quartz’s decision making regarding the Management Integration, so as to thereby (i) avoid the risk of arbitrariness and conflicts of interest in Techno Quartz’s board of directors meeting’s decision-making process and ensure the fairness thereof, as well as to (ii) confirm that the decision by Techno Quartz’s board of directors meeting to carry out the Management Integration would not be disadvantageous for Techno Quartz’s minority shareholders, on November 21, 2023 Techno Quartz’s board of directors meeting established a special committee (the “Techno Quartz Special Committee”) made up of three (3) members: Mr. Kazuya Ishikawa, Mr. Shigeki Taniguchi, and Mr. Taketo Morita, each an outside director of Techno Quartz notified to the Tokyo Stock Exchange as an independent officer, who has no interest in GL Sciences or Techno Quartz. The members of the Techno Quartz Special Committee have not changed since it was first established, and such committee has elected Mr. Kazuya Ishikawa as its chair by a mutual vote of the committee members.

Techno Quartz’s board of directors meeting has requested the Techno Quartz Special Committee to provide advice as to: (a) whether the purpose of the Management Integration can be found to be legitimate and reasonable (including whether the Management Integration will serve to increase Techno Quartz’s corporate value); (b) whether the fairness and adequacy of the transaction terms of the Management Integration (including the share transfer or share exchange ratios in the event of a joint share transfer or share exchange) has been ensured; (c) whether sufficient consideration has been given to the interests of Techno Quartz’s shareholders through fair procedures in the Management Integration; and (d) whether, in addition to (a) through (c) above, the Management Integration is not disadvantageous to Techno Quartz’s minority shareholders ((a) through (d) are hereinafter collectively referred to as the “Techno Quartz Inquiry Matters”).

In addition, Techno Quartz’s board of directors meeting resolved that it will make decisions on the Management Integration by giving maximum respect to the Techno Quartz Special Committee’s opinion. More specifically, if the Techno Quartz Special Committee considers the Management Integration to be disadvantageous to Techno Quartz’s minority shareholders, Techno Quartz’s board of directors meeting will not approve the promotion and execution of the Management Integration.

Techno Quartz’s board of directors meeting resolved to grant the Techno Quartz Special Committee the authority to: (a) negotiate (including indirect negotiations through Techno Quartz and its advisors) on transaction terms, etc., as necessary; (b) appoint advisors to the Techno Quartz Special Committee at Techno Quartz’s expense (including the authority to retrospectively approve City-Yuwa Partners as Techno Quartz’s legal advisor and Daiwa Securities as Techno Quartz’s financial advisor and third-party valuation institution, whose appointment was approved by Techno Quartz’s board of directors meeting); and (c) receive information necessary for them to review and make determinations on the Management Integration from Techno Quartz and GL Sciences (including their officers and employees). It should be noted that the remuneration paid to the committee members of the Techno Quartz Special Committee is only fixed remuneration that is paid irrespective of the success of the Management Integration and the content of the report, and does not include any contingency fees conditioned on the announcement or implementation, etc. of the Management Integration.

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The Techno Quartz Special Committee conducted careful examination of the Techno Quartz Inquiry Matters by holding a total of 10 meetings for a total of approximately 9.5 hours from December 5, 2023 to February 8, 2024, as well as by stating their opinions, exchanging information, and collecting information, etc. through e-mails, etc. outside of meetings, and holding ad hoc discussions as necessary.

More specifically, at the initial meeting of the Techno Quartz Special Committee, Techno Quartz Special Committee first confirmed whether there were any issues with the independence and expertise of Daiwa Securities as Techno Quartz’s financial advisor and third-party valuation institution and City-Yuwa Partners as its legal advisor, and respectively approved such parties as its financial advisor and third-party valuation institution, and legal advisor, and confirmed that it can receive professional advice as necessary for the Techno Quartz Special Committee.

The Techno Quartz Special Committee also approved the Techno Quartz directors, etc., involved in examining the Management Integration upon confirming that their independence from GL Sciences had been ensured and that there were no problems from a conflict-of-interest perspective.

The Techno Quartz Special Committee then: (a) received explanations from Techno Quartz regarding the details of the Management Integration proposal and the purpose, significance and expected synergies, etc. of the Management Integration, as well as the background to the preparation of Techno Quartz’s business plan and the content thereof, etc., and asked questions and received answers regarding these matters; (b) received explanations from GL Sciences regarding the purpose, significance and expected synergies, etc. of the Management Integration, the structure of the Management Integration, the reasons for selecting the timing of the Management Integration and the basic policy regarding the proposed integration ratio, as well as the management policy of the group after the Management Integration, and asked questions and received answers regarding such matters; (c) received explanations on the results and reasons for the calculations of the share transfer ratios as well as the scheme for the Management Integration from Techno Quartz’s financial advisor and third-party valuation institution, Daiwa Securities, and asked questions and received answers regarding such matters; (d) received advice from Techno Quartz’s legal advisor, City-Yuwa Partners, regarding the details of measures to ensure the fairness of the Management Integration from a procedural perspective as well as the decision-making method and process of Techno Quartz’s board of directors meeting regarding the Management Integration and other measures to avoid conflicts of interest, and asked questions and received answers regarding such matters; and (e) collected information regarding the Management Integration from related materials, etc. submitted in relation to the Management Integration, and also used such information to carefully discuss, examine, and deliberate on the Techno Quartz Inquiry Matters.

It should be noted that the Techno Quartz Special Committee was involved in the negotiation process of the Management Integration, such as by discussing the negotiation policy, etc. multiple times, and stating its opinion to Techno Quartz on multiple occasions upon receiving timely reports on the process and details, etc. of discussions and negotiations regarding the Management Integration from Techno Quartz.

With that background, the Techno Quartz Special Committee conducted careful deliberation and examination of the Techno Quartz Inquiry Matters based on such explanations, the results of valuations, and other examination materials, and submitted its written report to Techno Quartz’s board of directors meeting on February 8, 2024, generally as set out below.

(a).	Whether the purpose of the Management Integration can be found to be justifiable and reasonable (including whether the Management Integration will serve to improve Techno Quartz’s corporate value)

According to an examination of the materials that the Techno Quartz Special Committee has received from Techno Quartz and the results of interviews, etc. with Techno Quartz and GL Sciences, Techno Quartz’s management issues are the need to: (i) secure scarce personnel resources; (ii) further improve production capacity; and (iii) establish strong corporate functions to support both site and business sides of Techno Quartz, to capture market growth under the anticipated medium- to long-term trend of expansion in semiconductor demand in the business environment. The purpose of the Management Integration is to achieve further increased corporate value in the future, with the aim of having the entire group leap forward by establishing a stronger unity than ever with GL Sciences which possesses a robust business foundation capable of consistently supporting the group’s revenue, under the anticipated medium- to long-term trend of expansion in semiconductor demand while undergoing short-term adjustment phases. The Techno Quartz Special Committee also considers that there are no particular doubts about the management environment and management issues surrounding Techno Quartz as recognized by Techno Quartz, and that the above purposes are reasonable.

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In addition, the Management Integration will contribute to the increased corporate value of the entire GL Sciences group, including Techno Quartz, as the Management Integration will enable them to achieve measures and effects such as: (i) capturing growth opportunities through strengthened group strategy functions and optimized management resource allocation; (ii) improving management efficiency through the consolidations, etc., of administrative functions; and (iii) maximizing value provided to stakeholders and expediting decision-making processes. The explanations that the Techno Quartz Special Committee received from Techno Quartz and GL Sciences, as well as the responses that Techno Quartz and GL Sciences gave to the questions that the Techno Quartz Special Committee asked Techno Quartz and GL Sciences with respect to the above measures and effects, etc., were found to be reasonable in terms of their contents. Therefore, the Techno Quartz Special Committee considers that the measures and effects, etc. for the increased corporate value assumed by the two companies are reasonable, and that a certain increase in corporate value is expected as a result of the Management Integration.

In addition, as Techno Quartz and GL Sciences consider that: (i) there could be a risk of certain restrictions and limitations on the mutual utilization of management resources because of concerns about conflicts of interest with their respective minority shareholders if Techno Quartz and GL Sciences maintain their current capital relationship, in which they are in a position to conduct independent business operations as listed companies; (ii) the rapid decision-making and further sharing of management resources across the entire group can be realized through the establishment of a joint holding company through the Management Integration, thereby dissolving the parent-subsidiary listing structure with the aim of aligning interests within the group; and that (iii) the scheme of the Share Transfer is the best option to respect the corporate cultures and climates of both companies and to establish a structure that allows each company to develop its strengths and pursue synergies while maintaining their respective business frameworks. Considering that, in the Share Transfer, the minority shareholders of Techno Quartz, as shareholders of the joint holding company, will be in a position to continuously enjoy the benefits of increased corporate value resulting from the Management Integration, in implementing the Management Integration in order to increase the possibility of achieving synergies in accordance with the considerations of the two companies as set forth above, the decision to select the Share Transfer as the legal scheme thereof is considered to be sufficiently reasonable.

Furthermore, although there are disadvantages that may arise to Techno Quartz and each of its stakeholders due to Techno Quartz no longer being a listed company as a result of the Management Integration, such as: (i) difficulty in acquiring human resources; (ii) damage to credibility; (iii) weakening of the governance system; and (iv) limitation of information disclosure, etc., these disadvantages are considered to be limited because the joint holding company will continue to perform the relevant functions as a listed company after the Management Integration.

In light of the above, the Management Integration will contribute to the increased corporate value of Techno Quartz, and the purpose of the Management Integration is considered justifiable and reasonable in light of the grounds for choosing the relevant corporate structure, and the possible disadvantages that may be assumed.

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(b).	Whether the fairness and adequacy of the terms of the Management Integration (including the share transfer or share exchange ratio in the event of a joint share transfer or share exchange) is maintained

The Techno Quartz Special Committee obtained a share transfer ratio valuation report from Techno Quartz’s financial advisor and third-party valuation institution, Daiwa Securities. In light of the share transfer ratio of Techno Quartz’s shares in the said valuation report, the share transfer ratio (1:2.10) for the Management Integration exceeds the upper limit value ratio of the calculation results based on the market share price method, and the premium over the market share price for the share price used as the basis for the share transfer ratios exceeds an average level compared to respective premiums from the share prices of the immediately preceding day, one (1)-month average, three (3)-month average, and six (6)-month average in the cases of management integration projects by way of the share transfer method. In addition, the share transfer ratios for the Management Integration is at a level above the range of the median ratio of 2.06 of the calculation results under the DCF Method. According to the explanation that the Techno Quartz Special Committee received from Daiwa Securities, Daiwa Securities’ calculation methods for the share transfer ratio, the market share price method and the DCF Method are considered to be general and reasonable methods in light of current practices. As for the DCF Method, it is confirmed that the content of the calculation was reasonable in light of current practices, and that there is nothing particularly unreasonable in the business plans of Techno Quartz and GL Sciences which are used as the basis for the calculation.

In addition, in the process of negotiating and determining the share transfer ratios for the Management Integration, the Techno Quartz Special Committee examined whether the share transfer ratios for the Management Integration are reasonable in light of the interests of Techno Quartz’s minority shareholders, upon receiving advice from Daiwa Securities on the negotiation policy from a financial standpoint, giving instructions regarding the negotiation policy with GL Sciences, and receiving reports on the negotiation process.

Moreover, no unreasonableness is found in the method of the Management Integration as any of Techno Quartz’s minority shareholders who are not satisfied with the share transfer ratios for the Management Integration will be provided with a method to secure their economic interests through the procedures of exercising dissenting shareholders’ appraisal rights as provided for in the Companies Act.

Furthermore, neither any circumstances that would be disadvantageous to Techno Quartz’s minority shareholders nor any other specific circumstances that would cast doubt on the fairness of the process for determining the share transfer ratios for the Management Integration have been found by the Techno Quartz Special Committee as a result of examining the draft of the MOU and other transaction terms that have been shared by Techno Quartz related to the Share Transfer.

Comprehensively taking the above points into consideration, the Techno Quartz Special Committee has concluded that the fairness and adequacy of the terms of the Management Integration (including the share transfer ratios) have been ensured.

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(c).	Whether sufficient consideration has been given to the interests of Techno Quartz’s minority shareholders through fair procedures in the Management Integration

The Techno Quartz Special Committee has determined that sufficient consideration has been given to the interests of the minority shareholders of Techno Quartz through fair procedures in the Management Integration in light of the facts that: (i) Techno Quartz’s board of directors meeting has established the Techno Quartz Special Committee, which is independent from both GL Sciences and Techno Quartz; (ii) in the course of examining the Management Integration, Techno Quartz has received advice from its legal advisor, City-Yuwa Partners, and its financial advisor and third-party valuation institution, Daiwa Securities, both of which are independent of both GL Sciences and Techno Quartz, and that the Techno Quartz Special Committee, upon approving Techno Quartz’s above-listed legal advisor and financial advisor, has received their professional advice on as-needed basis; (iii) a share transfer ratio calculation report has been obtained from Daiwa Securities, a third-party valuation institution independent of both GL Sciences and Techno Quartz; and (iv) the Management Integration does not pose any particular issues of coerciveness, and there is also no unreasonableness in the fact that no market check has been conducted and no majority-of-minority conditions have been set.

(d).	Whether the Management Integration is disadvantageous to Techno Quartz’s minority shareholders, in light of (a) through (c) above

As a result of examining the above factors, the decision by Techno Quartz’s board of directors meeting to promote and implement the Management Integration is not considered to be disadvantageous to the minority shareholders of Techno Quartz, in light of the facts that: (i) the Management Integration will contribute to an increase in the corporate value of Techno Quartz, and the purpose of the Management Integration is considered to be fair and adequate as described in (a) above; and (ii) the fairness and adequacy of the transaction terms of the Management Integration, including the share transfer ratios, are ensured, and sufficient consideration has been given to the interests of the minority shareholders of Techno Quartz through fair procedures as described in (b) and (c) above.

(ii)	Unanimous approval of all of Techno Quartz’s directors (including directors who are audit and supervisory committee members) who do not have an interest in the Management Integration

Techno Quartz has carefully examined the Management Integration, respecting the content of the written report to the maximum extent possible, while taking the share transfer ratio valuation report obtained from Daiwa Securities and the legal advice obtained from City-Yuwa Partners into consideration. As a result, at Techno Quartz’s board of directors meeting held on February 9, 2024, all of the Techno Quartz directors (including directors who are audit and supervisory committee members) who participated in the deliberation and resolution unanimously deliberated and resolved on the execution of the MOU.

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4. Outline of parties to the Share Transfer (as of December 31, 2023)

(1) Name	GL Sciences, Inc.	Techno Quartz, Inc.
(2) Location	6-22-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo	1-32-2 Honcho, Nakano-ku, Tokyo
(3) Title and Name of Representative	President (Representative Director) Yoshihiro Nagami	President (Representative Director) Ikunobu Sonoda
(4) Description of Business	Production and sale of products in relation to analytical instruments, semiconductor-related products, and products in relation to contactless smart cards, as well as purchase and sale of goods of similar kinds thereto.	Production, purchase and sale of quartz products for semiconductor manufacturing equipment, and the like.
(5) Capital	1,207,795,000 yen	829,350,000 yen
(6) Date of Establishment	February 1, 1968	October 2, 1976
(7) Number of Issued Shares	11,190,000 shares	3,900,000 shares
(8) Fiscal Term End	March 31	March 31
(9) Number of Consolidated Employees	1,144	542
(10) Main Banks	MUFG Bank, Ltd. The Yamaguchi Bank, Ltd. The Minato Bank, Ltd. The Yamagata Bank, Ltd. Mizuho Bank, Ltd.	The Yamagata Bank, Ltd. MUFG Bank, Ltd. The Yamaguchi Bank, Ltd. Mizuho Bank, Ltd. The Minato Bank, Ltd.
(11) Major Shareholders and Shareholding Ratio (excluding indirect holdings) (as of December 31, 2023)

GL Sciences Employee Shareholding Association 7.88%

Shimadzu Corporation 5.18%

Ms. Reiko Mori 4.52%

MUFG Bank, Ltd. 4.45%

The Yamaguchi Bank, Ltd. 4.43%

The Minato Bank, Ltd. 3.97%

Tokyo Small and Medium Business Investment & Consultation Co., Ltd. 3.80%

WWF Japan 3.57%

YMC Co., Ltd. 3.07%

The Master Trust Bank of Japan (trust account) 2.53%

GL Sciences, Inc. 65.18%

MSIP CLIENT

SECURITIES 1.87%

Techno Quartz Employees Shareholding Association 1.68%

The Yamagata Bank, Ltd. 1.28%

MUFG Bank, Ltd. 1.03%

Rakuten Securities, Inc. 0.93%

SBI Securities Co., Ltd. 0.79%

GMO Click Securities 0.65%

Nomura PB Nominees Limited Omnibus-Margin (CASHPB) 0.56%

The Yamaguchi Bank, Ltd. 0.51%

（12）Relationship between parties Capital Relationship As of today, GL Sciences holds 65.74% of the total number of issued shares of Techno Quartz (excluding treasury shares) and is a parent company of Techno Quartz. Personnel Relationship As of today, one (1) Representative Director of Techno Quartz is from GL Sciences. Business Relationship Techno Quartz’s primary business is the production/purchase/sale of quartz products for semiconductor manufacturing equipment, and it supplies part of its products to its parent company, GL Sciences. Applicability to Related Parties Techno Quartz is a consolidated subsidiary of GL Sciences and therefore constitutes a related party thereto.

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(13) Operational results and financial situation from the last three (3) years

(i) GL Sciences (consolidated) (unit: thousand yen unless otherwise specified.)

Fiscal Term	Fiscal Year ended March 31, 2021	Fiscal Year ended March 31, 2022	Fiscal Year ended March 31, 2023
Consolidated Net Assets	27,756,414	31,529,603	35,578,381
Consolidated Total Assets	38,683,254	42,975,215	51,011,629
Consolidated Net Assets Per Share (yen)	2,328.13	2,612.48	2,913.37
Consolidated Net Sales	29,217,283	33,119,805	38,679,841
Consolidated Operating Profit	3,846,295	4,806,900	6,034,231
Net Profit for Fiscal Year Attributable to Owners of the Parent Company	3,915,876	4,998,479	6,468,701
Consolidated Net Profit for the Fiscal Year	2,257,216	2,795,295	3,499,060
Consolidated Net Profit Per Share for the Fiscal Year (yen)	220.00	272.45	341.05
Dividend Per Share (yen)	40	50	65

(ii) Techno Quartz (consolidated) (unit: thousand yen unless otherwise specified.)

Fiscal Term	Fiscal Year ended March 31, 2021	Fiscal Year ended March 31, 2022	Fiscal Year ended March 31, 2023
Consolidated Net Assets	11,254,764	13,779,235	16,590,275
Consolidated Total Assets	15,273,876	18,310,579	23,792,829
Consolidated Net Assets per Share (yen)	14,551.81	3,563.16	4,290.54
Consolidated Net Sales	12,791,083	15,820,383	20,063,599
Consolidated Operating Profit	2,446,150	3,164,184	4,068,268
Net Profit for Fiscal Year Attributable to Owners of the Parent Company	2,368,766	3,231,717	4,354,594
Consolidated Net Profit for the Fiscal Year	1,606,206	2,200,300	2,957,974
Consolidated Net Profit Per Share of the Fiscal Year (yen)	2,076.61	568.97	764.97
Dividend Per Share (yen)	330	500	130

(Note 1) As of October 1, 2022, the common stock was split in a ratio of five (5) for one (1). The value of net assets per share and net profit per share for the fiscal year have been calculated by assuming that such stock split was conducted at the beginning of the fiscal year ended on March 31, 2022.

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5. Status of the Joint Holding Company to be newly established through the Share Transfer

(1) Name	To be determined.
(2) Location	To be determined.
(3) Title and Name of Representative	To be determined.
(4) Description of Business	Business administration of its subsidiaries and group under its control, and other business activities incidental or related thereto
(5) Capital	To be determined.
(6) Fiscal Term	To be determined.
(7) Net Assets	To be determined.
(8) Total Assets	To be determined.

6. Outline of Accounting Treatment Incidental to the Share Transfer

The accounting treatment pertaining to the Share Transfer is expected to fall under a “transaction under common control, etc.,” in accounting standards in connection with business combinations, although the details of the accounting treatment remain undecided as of now. We will announce the outline of the accounting treatment once it has been determined.

7. Future Outlook

The management policies, plans, performance forecast, etc., of the joint holding company to be established through the Share Transfer will be considered between GL Sciences and Techno Quartz in the future and announced once determined.

8. Transactions with Controlling Shareholder

(1)	Applicability of transactions with controlling shareholder, and conformity to policy regarding measures to protect minority shareholders

The Management Integration constitutes “transactions, etc., with a controlling shareholder,” for Techno Quartz, since GL Sciences holds 65.74% (as of December 31, 2023) of Techno Quartz’s issued shares (excluding its treasury shares) and Techno Quartz is a subsidiary of GL Sciences.

The “Policy regarding measures to protect minority shareholders when conducting transactions, etc., with a controlling shareholder” indicated by Techno Quartz in its corporate governance report disclosed on December 25, 2023, states that, “as is the case with the transaction terms with general customers, Techno Quartz determines the terms for any transactions with its parent company by presenting its suggested retail prices in view of market price and total prime costs.”

In this regard, any transactions that Techno Quartz has engaged in with GL Sciences, its parent company, have been conducted in terms and procedures that are as fair and reasonable as in transactions with other general customers, thereby keeping Techno Quartz from becoming subject to any restrictions based on the capital relationship therebetween.

Furthermore, as stated in 3. (4) Measures to ensure fairness” and “3. (5) Measures to avoid conflicts of interest above, Techno Quartz plans that, upon considering the Share Transfer, it will take various measures to ensure fairness and avoid any conflicts of interest, before making a decision on the share transfer ratio for the Share Transfer and conducting the Share Transfer. Techno Quartz considers that, as a result of its responses mentioned above, the Share Transfer conforms to its “Policy regarding measures to protect minority shareholders when conducting transactions, etc., with a controlling shareholder” referred to above.

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(2)	Measures to ensure fairness and avoid conflicts of interest

As described in (1) above, since the Share Transfer constitutes transactions, etc., with a controlling shareholder for Techno Quartz, Techno Quartz found that it was necessary to take measures to ensure fairness and avoid any conflicts of interest, carefully discussed and examined various terms concerning the Share Transfer at the board of directors meeting of Techno Quartz, took the measures stated in 3. (4) “Measures to ensure fairness” and “3. (5) “Measures to avoid conflicts of interest” above, and thereby ensured fairness and avoided any conflicts of interest, which led Techno Quartz to decide to execute the MOU.

(3)	Outline of opinion obtained from those with no interest in controlling shareholders, regarding such transactions not being disadvantageous to the minority shareholders

On February 8, 2024, Techno Quartz obtained a report from the Techno Quartz Special Committee stating that they considered that the Management Integration was not disadvantageous to the minority shareholders. For the outline of such report, please refer to 3.(5)(i) “Obtaining a report from a special committee with no interest in Techno Quartz” above.

(Reference)

Consolidated performance forecast for the current fiscal term and consolidated results for the previous fiscal term at GL Sciences

(unit: million yen)

Fiscal Term	Consolidated Net Sales	Consolidated Operating Profit	Consolidated Ordinary Profit	Net Profit for Fiscal Year Attributable to Owners of the Parent Company
Performance Forecast for Fiscal Term (Fiscal Year ending March 31, 2024)	36,540	5,780	6,050	3,500
Results for Previous Fiscal Year (Fiscal Year ended March 31, 2023)	38,679	6,034	6,468	3,499

Consolidated performance forecast for the current fiscal term and consolidated results for the previous fiscal term at Techno Quartz

(unit: million yen)

Fiscal Term	Consolidated Net Sales	Consolidated Operating Profit	Consolidated Ordinary Profit	Net Profit for Fiscal Year Attributable to Owners of the Parent Company
Performance Forecast for Fiscal Term (Fiscal Year ending March 31, 2024)	16,500	3,460	3,570	2,620
Results for Previous Fiscal Year (Fiscal Year ended March 31, 2023)	20,063	4,068	4,354	2,957

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